InterDent Service Corporation
InterDent, Inc.
222 N. Sepulveda Boulevard, Suite 740
El Segundo, California 90245
Tel. (310) 765-2400
Fax. (310) 640-9897

October 7, 2005

VIA EDGAR AND FACSIMILE

Mary K. Fraser, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  InterDent Service Corporation
  Registration Statement on Form S-4 (File No. 333-124080)

Dear Ms. Fraser:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, InterDent Service Corporation and InterDent, Inc. (collectively, the "Registrants") hereby request that the effectiveness of the Registration Statement referenced above be accelerated so that such Registration Statement will become effective at 9:00 a.m. Eastern Time on Thursday, October 13, 2005, or as soon thereafter as is practicable.

        The undersigned hereby confirms that the Registrants are aware of their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed exchange offer by InterDent Service Corporation specified in the above captioned Registration Statement. The undersigned acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We appreciate your assistance and cooperation in this matter.

Sincerely,
INTERDENT SERVICE CORPORATION
By:	/s/ ROBERT W. HILL Robert W. Hill Chief Financial Officer
INTERDENT, INC.
By:	/s/ ROBERT W. HILL Robert W. Hill Chief Financial Officer